Exhibit 99.1

Lianhe Sowell International Group Ltd. Announces Results of Extraordinary General Meeting of Shareholders on May 29, 2026

SHENZHEN, CHINA, May 29, 2026 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company”), a provider of industrial machine vision products and solutions in China, today announced that at its extraordinary general meeting of shareholders (the “Meeting”) held at 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China on May 29, 2026 (Beijing Time), shareholders of the Company  approved each of the five proposed resolutions set out in the notice of extraordinary general meeting (the “Meeting Notice”), namely,

Proposal No.1 – First Share Consolidation Proposal:

with effect as of the date of this resolution:

(a)	the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating:

(i)	every 16 Class A Ordinary Shares with a par value of US$0.0001 each into one Class A Ordinary Share with a par value of US$0.0016 each; and

(ii)	every 16 Class B Ordinary Shares with a par value of US$0.0001 each into one Class B ordinary Share with a par value of US$0.0016 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “First Share Consolidation”, together with the Future Share Consolidations, the “Share Consolidations”);

(b)	as a result of the First Share Consolidation, the authorized share capital of the Company be amended from US$50,000.00 divided into 450,000,000 Class A Ordinary Shares with a par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares with a par value of US$0.0001 each to US$50,000.00 divided into 28,125,000 Class A Ordinary Shares with a par value of US$0.0016 each and 3,125,000 Class B Ordinary Shares with a par value of US$0.0016 each; and

(c)	no fractional Shares be issued in connection with the First Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the First Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the First Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

Proposal No.2 – Share Capital Increase Proposal: to consider and, if thought fit, pass the following ordinary resolution:

It is resolved, as an ordinary resolution, that subject to and immediately following the First Share Consolidation being approved by shareholders and effected, the Company’s authorised share capital be increased from US$50,000.00 divided into 28,125,000 Class A Ordinary Shares with a par value of US$0.0016 each and 3,125,000 Class B Ordinary Shares with a par value of US$0.0016 each to US$80,000,000 divided into 45,000,000,000 Class A Ordinary Shares with a par value of US$0.0016 each and 5,000,000,000 Class B Ordinary Shares with a par value of US$0.0016 each (the “Share Capital Increase”).

Proposal No.3 - A&R M&A Proposal: to consider and, if thought fit, pass the following special resolution:

It is resolved, as a special resolution, that subject to and immediately following the First Share Consolidation and the Share Capital Increase being effected, the Company adopting an amended and restated Memorandum and Articles of Association (the “A&R M&A”) in the form as set forth in Annex A of the Meeting Notice in substitution for, and to the exclusion of, the Company’s existing Memorandum and Articles of Association, to reflect the First Share Consolidation and the Share Capital Increase.

Proposal No. 4 – Future Share Consolidations Proposal: to consider and, if thought fit, pass the following ordinary resolution:

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	all of the authorized, issued, and outstanding shares of the Company (collectively, the “Future Shares”) be consolidated, at any one time or multiple times during a period of up to two (2) years of the date of the Meeting, at the exact consolidation ratio and effective time as Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Future Share Consolidations”, and each a “Future Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Future Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Future Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Future Shares be issued in connection with the Future Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Future Share upon the Future Share Consolidation(s), the total number of Future Shares to be received by such shareholder be rounded up to the next whole Future Share;

(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Future Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Future Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

Proposal No. 5 – Future M&A Amendment Proposal: to consider and, if thought fit, pass the following special resolution:

It is resolved, as a special resolution, that subject to and immediately following a Future Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Future Share Consolidation (the “Future M&A Amendment”).

The Meeting Notice had been furnished on May 15, 2026 to the Securities and Exchange Commission under cover of a Form 6-K and timely disseminated to shareholders and holders of the Company’s American depositary shares prior to the meeting.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: https://sowellai.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd

Email: ir@cnsoftweIl.com

WFS Investor Relations Inc.

Email: services@wfsir.com

Phone: +1 628 283 9214